# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bankwell Financial Group Inc, CIK 0001505732
CUSIP: 06654A103
Title of class of securities: Common Stock, No Par Value
Address of issuer's principal executive offices: 258 Elm Street, New Canaan, Connecticut (CT), 06840
Date of event which requires filing of this statement: 12/20/2024
Amends the filing with accession number 0001026081-18-000014
Filed by CIK 0001026081
Persons authorized to receive notices and communications: Lawrence Seidman, 900 Lanidex Plaza, Suite 230, Parsippany, New Jersey (NJ), 07054, 973-952-0405; Steve Wolosky, Esq., 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Seidman and Associates LLC: type of reporting person: other (OO); citizenship or place of organization: New Jersey (NJ); member of a group; source of funds: working capital (WC); sole voting power 178,193; sole dispositive power 178,193; aggregate amount beneficially owned 178,193 (2.27% of the class)
- Seidman Investment Partnership LP: type of reporting person: partnership (PN); citizenship or place of organization: New Jersey (NJ); member of a group; source of funds: working capital (WC); sole voting power 128,045; sole dispositive power 128,045; aggregate amount beneficially owned 128,045 (1.63% of the class)
- Seidman Investment Partnership II LP: type of reporting person: partnership (PN); citizenship or place of organization: New Jersey (NJ); member of a group; source of funds: working capital (WC); sole voting power 168,997; sole dispositive power 168,997; aggregate amount beneficially owned 168,997 (2.15% of the class)
- LSBK06-08 LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: working capital (WC); sole voting power 104,626; sole dispositive power 104,626; aggregate amount beneficially owned 104,626 (1.33% of the class)
- Broad Park Investors LLC: type of reporting person: other (OO); citizenship or place of organization: New Jersey (NJ); member of a group; source of funds: working capital (WC); sole voting power 127,042; sole dispositive power 127,042; aggregate amount beneficially owned 127,042 (1.62% of the class)
- Chewy Gooey Cookies LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 19,539; sole dispositive power 19,539; aggregate amount beneficially owned 19,539 (0.25% of the class)
- Veteri Place Corporation: type of reporting person: corporation (CO); citizenship or place of organization: New Jersey (NJ); member of a group; source of funds: other (OO); sole voting power 401,668; sole dispositive power 401,668; aggregate amount beneficially owned 401,668 (5.11% of the class)
- Lawrence B Seidman (CIK 0001026081): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 746,056; sole dispositive power 746,056; aggregate amount beneficially owned 746,056 (9.49% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, No Par Value
Name of issuer: Bankwell Financial Group Inc
Address of issuer's principal executive offices: 258 Elm Street, New Canaan, Connecticut (CT), 06840

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase cost of the 746,056 Shares beneficially owned in the aggreate by the Reporting Persons is approximately $20,268,045, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and restated to read as follows:

On December 19, 2024, the Issuer entered into an Amendment to the Agreement dated February 5, 2020 with Lawrence Seidman, disclosed as an Exhibit to Schedule 13D/A dated February 6, 2020. The Amendment permits Mr. Seidman and his affiliated private entities to purchase up to 14.99% of the Issuer's outstanding shares subject to the conditions of the Agreement and subject to all regulatory approvals. The foregoing Amendment is qualified in its entirety by reference to the full text of the Amendment which is included as Exhibit 99.3 hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 7,858,573 Shares outstanding, which is the total number of Shares outstanding as of September 30, 2024, as reported in the Issuer's 10-Q filed with the Securities and Exchange Commission.

An aggregate of 746,056 Shares, constituting approximately 9.49% of the Shares outstanding, are reported by the Reporting Persons in this statement.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the close of business on December 20, 2024:

SAL beneficially owned 178,193 Shares, approximately 2.27% and the transaction in the Shares during the past 60 days is set forth in Exhibit 1.

SIP beneficially owned 128,045 Shares, approximately 1.63% and the transaction in the Shares during the past 60 days is set forth in Exhibit 1.

SIPII beneficially owned 168,997 Shares, approximately 2.15% and the transaction in the Shares during the past 60 days is set forth in Exhibit 1.

LSBK beneficially owned 104,626 Shares, approximately 1.33% and the transaction in the Shares during the past 60 days is set forth in Exhibit 1.

Broad Park beneficially owned 127,042 Shares, approximately 1.62% and the transaction in the Shares during the past 60 days is set forth in Exhibit 1.

Chewy beneficially owned 19,539 Shares, approximately 0.25% and the transaction in the Shares during the past 60 days is set forth in Exhibit 1.

Veteri, (i) as the general partner of each of SIP and SIPII may be deemed the beneficial owner of the 128,045 Shares owned by SIP and the 168,997 Shares owned by SIPII, and (ii) as the trading advisor of LSBK may be deemed the beneficialy owner of the 104,626 Shares owned by LSBK. Accordingly, Veteri may be deemed to be the beneficial owner of an aggregate of 401,668 Shares, approximately 5.11%. Veteri has not entered into any transactions in the Shares during the past 60 days.

Seidman beneficially owned 19,614 Shares, approximately 0.25%, and (i) as the manager of SAL may be deemed the beneficial owner of the 178,193 Shares owned by SAL, (ii) as the sole officer of Veteri, the general partner of each SIP and SIPII, may be deemed the beneficial owner of the 128,045 Shares owned by SIP and the 168,997 Shares owned by SIPII, (iii) and as the sole officer of Veteri, the trading advisor of LSBK, may be deemed the beneficial owner of the 104,626 Shares owned by LSBK, and (iv) as the investment manager for each of Broad Park and Chewy, may be deemed the beneficial owner of the 127,042 Shares owned by Broad Park, and the 19,539 Shares owned by Chewy. Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 746,046 Shares, approximately 9.49%. In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares. Seidman's transactions in the Shares during the past 60 days are set forth in Exhibit 1.
Transactions in the class effected during the past sixty days:
An aggregate of 746,056 Shares, constituting approximately 9.49% of the Shares outstanding, are reported by the Reporting Persons in this statement.

Each of the Reporting Persons, as a member of a "group" with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the exchange Act, may be deemed to beneficially own the Shares owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of section 13(d) fo the Exchange Act, the beneficial owner of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

To the best of the Reporting Persons' knowledge, except as set forth in this Schedule 13D, none of the persons listed on Schedule A to the Schedule D beneficially owns any securities of the Issuer.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On December 19, 2024, the Issuer and Mr. Seidman entered into an Amendment to the Agreement dated February 5, 2020 as defined and described in Item 4 above and attached as Exhibit 99.3 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

Exhbiti 99.3 Amendment dated December 19, 2024 to the Agreement dated February 5, 2020 by and among Bankwell Financial Group, Inc. and Lawrence Seidman permits Seidman and his affiliated private entities to purchase up to 14.99% of the Issuer's outstanding shares subject to the condition of the Agreement and subject to all regulatory approvals.

Exhibit 1 Transactions in the Shares during the past 60 days.

## Signatures
- Seidman and Associates LLC: Lawrence B. Seidman, Manager (12/23/2024)
- Seidman Investment Partnership LP: Lawrence B. Seidman, President of the General Partner (12/23/2024)
- Seidman Investment Partnership II LP: Lawrence B. Seidman, President of the General Partner (12/23/2024)
- LSBK06-08 LLC: Lawrence B. Seidman, President of the Trading Advisor (12/23/2024)
- Broad Park Investors LLC: Lawrence B. Seidman, Investments Manager (12/23/2024)
- Chewy Gooey Cookies LP: Lawrence B. Seidman, Investments Manager (12/23/2024)
- Veteri Place Corporation: Lawrence B. Seidman, President (12/23/2024)
- Lawrence B Seidman: Lawrence B. Seidman, Lawrence B Seidman (12/23/2024)